HB
3/13



SEC 07002473 COMMISSION



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SEC FILE NUMBER
8-66948

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WDG Trading, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 S. LaSalle St., Suite 200
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

PROCESSED
MAR 1 6 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Eisner 312-327-4152
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606-3392 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kenneth Alpart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WDG Trading, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

15th day of February 2007

Notary Public

Signature

Manager

Title


OFFICIAL SEAL
REGINA LEIGH VANDIVER
Notary Public - State of Illinois
My Commission Expires March 20, 2010

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

WDG Trading, LLC
Table of Contents
December 31, 2006

McGladrey & Pullen
Certified Public Accountants

WDG Trading, LLC

Statement of Financial Condition

December 31, 2006

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

McGladrey & Pullen, LLP is a member firm of RSM International – an affiliation of separate and independent legal entities.

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Member of
WDG Trading, LLC

We have audited the accompanying statement of financial condition of WDG Trading, LLC as of December 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WDG Trading, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
February 26, 2007

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

WDG Trading, LLC
Statement of Financial Condition
December 31, 2006

Assets

Receivable from broker-dealers	$ 47,803,872
Securities and options owned	21,384,717
Other assets	60,000
Total assets	**$ 69,248,589**

Liabilities and Member's Equity

Liabilities	
Securities and options sold, not yet purchased	$ 64,586,015
Member's equity	4,662,574
Total liabilities and member's equity	**$ 69,248,589**

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Business—WDG Trading, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, acting principally as an options and equities market maker at various exchanges and through other broker-dealers dealing primarily in securities, futures, and options. All of the Company's transactions are cleared through other broker-dealer clearing firms.

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Illinois. The Company's operating agreement continues indefinitely. As a limited liability company, the member's liability is limited to the extent of its direct equity investment.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on a trade date basis. Exchange-traded securities and derivative financial instruments are carried at fair value, based on quoted market prices, with unrealized gains and losses reflected in net trading gains and losses.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities, are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Income Taxes—Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent, which is a flow-through entity. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

Use of Estimates—The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standard No. 157 *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on financial statements issued in subsequent periods.

Note 2 Securities and Options Owned and Sold, Not Yet Repurchased

Securities and options owned and sold, not yet purchased at December 31, 2006 consist of the following:

	Owned	Sold, Not Yet Purchased
Equities	$ 13,253,379	$ 58,757,849
Options on equities	8,131,338	5,828,166
	$ 21,384,717	$ 64,586,015

At December 31, 2006, securities and options owned and receivable from broker-dealers collateralized securities and options sold, not yet purchased.

Note 3 Related Parties

The Company has an expense-sharing arrangement with its parent, Harrison Trading Group, LLC (the "Parent"), for allocation of expenses paid by the Parent related to the Company's business. At December 31, 2006, no amounts were outstanding under this agreement.

Note 4 Financial Instruments

Proprietary Trading Activities—In connection with its market-making and proprietary trading activities, the Company enters into transactions in a variety of derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date, specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Note 4 Financial Instruments, *Continued*

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2006, at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to December 31, 2006.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Concentration of Credit Risk—The Company enters into various transactions with two clearing brokers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these counterparties.

Note 5 Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 6 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as those terms are defined. Net capital changes from day to day, but at December 31, 2006, the Company had net capital and net capital requirements of approximately $1,988,000 and $100,000, respectively. The net capital rule may effectively restrict the withdrawal of capital by the member.

END